

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 22, 2016

Taro Aso
Minister of Finance
Japan International Cooperation Agency
Nibancho Center Building 5-25
Niban-cho
Chiyoda-ku
Tokyo 102-8012, Japan

Re: Japan International Cooperation Agency
Draft Registration Statement under Schedule B
Submitted July 26, 2016
CIK No. 377-01353

Dear Mr. Aso:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please review to discuss whether various significant events have had or are likely to have a material effect on the economic and political situation in Japan or on the Japan International Cooperation Agency. For example, we note Japan Emperor's recent statement that he may be ready to abdicate, East China Sea islands dispute with China, China's economic slowdown, and recent North Korea ballistic missile launch.

2. To the extent possible, please update all statistics in the registration statement to provide the most recent data. For example, we note that the tables in the Industry section

       beginning on page 27, Internal Debt section beginning on page 48, and Subscriptions to International Financial Organizations section on page 53 appear outdated.

3. We note a Wall Street Journal news report (dated August 15, 2016) with information about Japan's economic indicators for the April-June 2016 period. Please revise your registration statement to include these recent economic results.

4. We note that you have not filed several exhibits and plan to add these and some sections of the registration statement by amendment. Please note that we may have further comments upon review of this additional information.

Japan

General, page 20

5. Please include a map that illustrates Japan's location with respect to neighboring countries or label the neighboring countries on the map you provided on page 22.

6. We note that Japan recently filed a Form 18-K with more recent statistical information. Please revise this section to include this more recent information. In addition, please advise us why some statistical data in the tables is different in the Schedule B as compared to the data in the Form 18-K.

7. Please expand this section to describe the material aspects of Japan's international relations with other countries.

The Economy, page 23

8. Please include a table that summarizes the key economic data, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

9. Please disclose and describe Japan's major industries and any material changes in such industries in the recent years.

10. Please disclose foreign direct investment in Japan and Japan's investments abroad. Disclose total foreign direct investment, as well as investment by economic sector and by country.

11. Throughout the discussion of economic statistics, please expand the disclosure regarding material changes to address the underlying causes of these changes.

12. We note your discussion on Japan's aging workforce and population decrease on page 24. Here or in another appropriate section, please discuss any material impact of this trend on Japan's social and medical programs.

Labor, page 29

13. Please present employment data by economic sector. In addition, include information on the employment rate with respect to age, gender and any seasonal employment.

Foreign Trade and Balance of Payments

Composition of Japan's Export and Imports, page 34

14. Please discuss the primary reasons for material changes in exports and imports by industry and by region.

15. Please discuss Japan's material international trade agreements.

Please direct any questions about these comments to me at (202) 551-3601.

Sincerely,

/s/ Tonya K. Aldave

Tonya K. Aldave
Attorney-Advisor

cc: Kenji Hosokawa, Esq.
        Morrison & Foerster LLP